UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

U.S. RealTel, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

902979103

(CUSIP Number)

Mr. Steve Nussrallah
Noro-Moseley Partners V, L.P.
404-233-1966
9 Northway Parkway Square
4200 Northside Parkway
Atlanta, Georgia 30327

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:
Lynn Scott
King & Spalding
191 Peachtree Street, N.E.
Atlanta, Georgia 30303

July 16, 2002

(Date of Event Which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [   ]

• The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 902979103

1.	NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

Noro-Moseley Partners V, L.P. Tax ID 58-2554937

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Georgia

NUMBER OF SHARES	7.	SOLE VOTING POWER	6,524,328

BENEFICIALLY OWNED	8.	SHARED VOTING POWER	0

BY EACH REPORTING	9.	SOLE DISPOSITIVE POWER	6,524,328

PERSON WITH	10.	SHARED DISPOSITIVE POWER	0

7.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,524,328

8.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

9.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     52.4% (Based on 5,934,475 shares outstanding as of 04/15/02 as reported in issuer’s Form 10-KSB/A filed with the SEC on 04/30/02 and assuming conversion of convertible notes and exercise of warrants by Reporting Person.)

10.	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

STATEMENT PURSUANT TO RULE 13d-1
OF THE
GENERAL RULES AND REGULATIONS
UNDER THE
SECURITIES EXCHANGE ACT OF 1934

Item 1.  Security and Issuer

     The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $0.001 per share (the “Common Stock”), of U.S. RealTel, Inc. (the “Issuer”), a Delaware corporation, with its principal executive offices located at Fifteen Piedmont Center, 3575 Piedmont Road, Suite 100, Atlanta, Georgia 30305. Noro-Moseley Partners V, L.P., a Georgia limited partnership (“Holder”), and certain other parties, entered into a Loan Agreement dated as of July 16, 2002 (the “Loan Agreement”) and a Purchase Agreement dated as of July 16, 2002 (the “Purchase Agreement”) with the Issuer, as described in Item 6. In connection with the Loan Agreement with the Issuer, the Holder received warrants (“Warrants”) for 73,000 shares of Common Stock of the Issuer, exercisable at $1.13 per share. The Issuer issued to the Holder under the Purchase Agreement a 7.5% Fixed Rate Convertible Note due July 1, 2009 (“Convertible Note”). The aggregate consideration for the Convertible Note and Warrants was $7,290,000.

Item 2.  Identity and Background

     This statement is being filed by Holder. Holder is a private investment fund engaged in the business of providing financing and making investments primarily in unseasoned companies. The principal place of business and principal office of the Holder is 9 Northway Parkway Square, 4200 Northside Parkway, Atlanta, Georgia 30327.

     During the last five years, the Holder has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     The funds required for the loans to the Issuer have been provided from the working capital of the Holder. The funds that would be required for a cash exercise of the Warrants will be provided from the working capital of the Holder.

Item 4.  Purpose of Transaction.

     The investment by the Holder in the Loan Agreement and the Purchase Agreement was for investment purposes. Holder has no plans or proposals relating to any matters specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. Holder reserves the right to adopt such plans or proposals in the future, subject to applicable regulatory requirements, if any. Depending upon market conditions, an evaluation of the business and prospects of the Issuer and other factors, Holder or its affiliates may, in its sole discretion, purchase additional shares of Common Stock or dispose of the subject shares of Common Stock from time to time in the open market, in privately negotiated transactions or otherwise, subject to market conditions and other factors. Steve Nussrallah, a general partner of the Holder, has been appointed as a member of the Issuer’s board of directors.

Item 5.  Interest in Securities of the Issuer.

     (a)  As of the date on which this statement is executed, Holder beneficially owns 6,524,328 shares of Common Stock of the Issuer, constituting 52.4% of the Issuer’s issued and outstanding shares of Common Stock, based upon an aggregate of 12,458,803 shares of Common Stock of the Issuer issued and outstanding as of April 15, 2002, assuming conversion of the Convertible Notes and the exercise of Warrants by the Holder.

     (b)  Holder has sole power to vote or to direct the vote of, and to dispose or to direct the disposition of, 6,524,328 shares of the subject Common Stock.

     (c)  During the 60 days preceding the date of this statement Holder has engaged in one transaction. Holder “purchased” 6,524,328 shares of Common Stock by entering into one loan and one purchase agreement with the Issuer

     (d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described above.

     (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     As described in Item 1 above, Holder entered into with the Issuer (i) the Loan Agreement on July 16, 2002 (relating to a term loan (“Term Loan”)) and (ii) the Purchase Agreement on July 16, 2002 to provide financing to the Issuer. Under the Loan Agreement, of the aggregate amount of the Term Loan of $8,000,000, the Holder’s portion was $1,460,000. The annual interest rate of the Term Loan is 14%. In addition, under the terms of the Loan Agreement, the Issuer issued to the Holder warrants to purchase 73,000 shares of Common Stock with an exercise price of $1.13 per share.

     Holder purchased from the Issuer the Convertible Note for $7,290,000. The Convertible Note is convertible into Common Stock at $1.13 per share at any time until maturity on July 1, 2009. The Issuer is entitled to redeem the Convertible Note at any time prior to maturity at the principal amount plus any accrued interest. Should the Convertible Note be redeemed, immediately prior to the redemption, Common Stock warrants (issued under the Purchase Agreement) would become exercisable, at an exercise price of $1.13 per share, to purchase that number of shares of Common Stock equal to the principal amount of the Convertible Note outstanding plus any accrued interest.

     On July 16, 2002, Holder and the Issuer entered into a registration rights agreement (“Registration Rights Agreement”) providing for the registration, under certain circumstances, of Holder’s Common Stock issuable upon conversion of the Convertible Note, exercise of the warrants associated with the Purchase Agreement and exercise of the Warrants issued under the Loan Agreement.

Item 7.  Material to be filed as Exhibits.

1.	Loan Agreement dated as of July 16, 2002 among J. Oliver Cunningham Trust Dated February 26, 1971, Anne C. McClure Trust Dated February 26, 1971, Jane C. Warriner Trust Dated February 26, 1971, Noro-Moseley Partners V, L.P. and Wakefield Group III LLC, as the Lenders, and U.S. RealTel, Inc. and Cypress Communications, Inc., as Borrowers.

2.	Form of Common Stock Purchase Warrant of U.S. RealTel, Inc. issued to J. Oliver Cunningham Trust dated February 26, 1971, Ann C. McClure Trust dated February 26, 1971, Jane C. Warriner Trust dated February 26, 1971, Noro-Moseley Partners V, L.P. and Wakefield Group III, LLC, in connection with the Loan Agreement dated July 16, 2002.

3.	Purchase Agreement dated as of July 16, 2002 among J. Oliver Cunningham Trust Dated February 26, 1971, Anne C. McClure Trust Dated February 26, 1971, Jane C. Warriner Trust Dated February 26, 1971, Noro-Moseley Partners V, L.P. and Wakefield Group III LLC, as the Purchasers, and U.S. RealTel, Inc. and Cypress Communications, Inc., as the Issuers.

4.	Registration Rights Agreement, dated as of July 16, 2002 by and among U.S. RealTel, Inc., Cypress Communications, Inc., Noro-Moseley Partners V, L.P., Wakefield Group III, LLC, J. Oliver Cunningham Trust, Ann C. McClure Trust and Jane C. Warriner Trust.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2002

/s/ Steve Nussrallah Steve Nussrallah, General Partner Noro-Moseley Partners V, L.P.

EXHIBIT INDEX

Exhibit	Description

1.	Loan Agreement dated as of July 16, 2002 among J. Oliver Cunningham Trust Dated February 26, 1971, Anne C. McClure Trust Dated February 26, 1971, Jane C. Warriner Trust Dated February 26, 1971, Noro-Moseley Partners V, L.P. and Wakefield Group III LLC, as the Lenders, and U.S. RealTel, Inc. and Cypress Communications, Inc., as Borrowers.

2.	Form of Common Stock Purchase Warrant of U.S. RealTel, Inc. issued to J. Oliver Cunningham Trust dated February 26, 1971, Ann C. McClure Trust dated February 26, 1971, Jane C. Warriner Trust dated February 26, 1971, Noro-Moseley Partners V, L.P. and Wakefield Group III, LLC, in connection with the Loan Agreement dated July 16, 2002.

3.	Purchase Agreement dated as of July 16, 2002 among J. Oliver Cunningham Trust Dated February 26, 1971, Anne C. McClure Trust Dated February 26, 1971, Jane C. Warriner Trust Dated February 26, 1971, Noro-Moseley Partners V, L.P. and Wakefield Group III LLC, as the Purchasers, and U.S. RealTel, Inc. and Cypress Communications, Inc., as the Issuers.

4.	Registration Rights Agreement, dated as of July 16, 2002 by and among U.S. RealTel, Inc., Cypress Communications, Inc., Noro-Moseley Partners V, L.P., Wakefield Group III, LLC, J. Oliver Cunningham Trust, Ann C. McClure Trust and Jane C. Warriner Trust.